UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)   [X]  Form 10-K          [_]  Form 20-F          [_]  Form 11-K          [_]  Form 10-Q          [_] Form N-SAR

For Period Ended: December 31, 2014

[_]   Transition Report on Form 10-K

[_]   Transition Report on Form 20-F

[_]   Transition Report on Form 11-K

[_]   Transition Report on Form 10-Q

[_]   Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Advanced Cannabis Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

6565 E. Evans Avenue
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80224
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Advanced Cannabis Solutions, Inc. (the “Company”) is unable to file Form 10-K within the prescribed time period because it experienced unexpected delays in the collection and compilation of certain information that was necessary for the preparation of the Company’s financial statements and it, therefore, requires additional time to ensure adequate disclosure of certain information required to be included in the Form 10-K.

The Company currently anticipates that its Form 10-K for the period ended December 31, 2014 will be filed as soon as practicable and no later than fifteen days calendar days following its prescribed due date.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Robert L. Frichtel	(303)	759-1300
(Name)	(Area Code)	(Telephone No.)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [X] Yes    [_] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes    [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended December 31, 2014 was approximately $171,000 compared with no revenues for the corresponding prior period. Operating loss for the 2014 year was approximately $2.7 million compared with an operating loss of approximately $561,000 in the corresponding 2013 period, an increase of approximately $2.2 million or approximately 482%. Net loss increased approximately 1043% to approximately $7.4 million for the year ended December 31, 2014 from approximately $711,000 for the period ended December 31, 2013.

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the filing of its Annual Report on Form 10-K for the period ended December 31, 2014.  These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Advanced Cannabis Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ Robert L. Frichtel
Name: Robert L. Frichtel Title: Chief Executive Officer